EXHIBIT (a)(5)(K)

HULETT HARPER STEWART LLP

KIRK B. HULETT, SBN: 110726

BLAKE MUIR HARPER, SBN: 115756

SARAH P. WEBER, SBN: 239979

525 B Street, Suite 760

San Diego, CA 92101

Telephone:	(619) 338-1133
Facsimile:	(619) 338-1139

Attorneys for Plaintiff

[Additional Counsel on Signature Page]

IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA

IN THE COUNTY OF SAN DIEGO

SUPERIOR PARTNERS, on Behalf of Itself and All Others Similarly Situated,

Plaintiff,

v.

MICHAEL J. BLITZER, PAUL R. DEL ROSSI, HERBERT J. KLEINBERGER, LEONARD H. MOGIL, JENNIFER C. SALOPEK, EMILIA FABRICANT, JOHN D. GOODMAN, CHARLOTTE RUSSE HOLDING INC., AND ADVENT INTERNATIONAL CORPORATION,

Defendants.

CASE NO. 37-2009-00097747-CU-SL-CTL CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE JURY TRIAL DEMANDED

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

Plaintiff, as and for its Class Action Complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

NATURE OF THE ACTION

1.         This is a shareholder class action on behalf of Plaintiff and the other public stockholders of Charlotte Russe Holding Inc. (“Charlotte Russe” or the “Company”) common stock against Charlotte Russe, the Company’s directors and Advent International Corporation. It arises from Defendants’ actions in causing Charlotte Russe to agree to be sold to affiliates of Advent International Corporation (collectively “Advent”) in a transaction which protects and advances the interests of Charlotte Russe’s directors at the expense of Charlotte Russe’s public shareholders (the “Sale Agreement”). Specifically, as further alleged below, all of Charlotte Russe’s directors will receive extensive personal compensation as a result of the Sale Agreement compensation that they would not otherwise receive at this time absent the Sale Agreement. This conflict of interest caused these directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of Charlotte Russe and its public shareholders. Additionally, on or about August 31, 2009 Charlotte Russe’s directors caused Charlotte Russe to file a recommendation statement with the SEC and mail the same to Charlotte Russe’s shareholders in connection with recommending that shareholders tender their shares, and Advent filed a tender offer statement with the SEC and mailed the same to Charlotte Russe’s shareholders in connection with its offer to purchase shares of Charlotte Russe. Both the Recommendation Statement and Tender Offer Statement are deficient because they concealed material information from Plaintiff and Charlotte Russe’s other public shareholders.

JURISDICTION

2.         This Court has jurisdiction over the subject matter of this action pursuant to the California Constitution, Article VI, Section 10, because this case is an action not given by statute to other trial courts.

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

3.         This Court has jurisdiction over the Defendants in this action because Charlotte Russe is a corporation headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

4.         Venue lies in this Court because Charlotte Russe’s principal place of business is located in San Diego, California within San Diego County, and Defendants’ wrongful acts occurred in substantial part in or were directed toward San Diego County.

5.         This action challenges the internal affairs or governance of Charlotte Russe and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

THE PARTIES

6.         Plaintiff Superior Partners is the owner of shares of Charlotte Russe’s common stock and has continuously owned such shares since at least January 1, 2008.

7.         Defendant Charlotte Russe is a Delaware corporation with executive offices located at 4645 Morena Boulevard, San Diego, California 92117. Charlotte Russe is a mall-based specialty retailer of apparel and accessories. The majority of Charlotte Russe’s merchandise is sold under its proprietary Charlotte Russe labels, including Charlotte Russe, Refuge and blu Chic. Charlotte Russe operates 487 stores throughout 45 states and Puerto Rico. This Court has jurisdiction over Charlotte Russe because Charlotte Russe is headquartered in California and because the improper conduct alleged in this Complaint occurred in substantial part, was directed at, and/or intended to have its primary effect in, this State.

8.         Defendant Michael J. Blitzer (“Blitzer”) has served as a director of the Company since July 2007. Blitzer is a member of the special committee of Charlotte Russe’s board of directors formed in November 2008 to consider, inter alia, matters related to a possible acquisition of the Company (the “Special Committee”). In connection with the Sale Agreement, Blitzer (i) is expected to receive a cash payment of approximately $197,250.00 for the accelerated

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vesting of his unvested Charlotte Russe stock options and restricted stock and (ii) will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Blitzer because Charlotte Russe is headquartered in California and many of Blitzer’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

9.         Defendant Paul R. Del Rossi (“Del Rossi”) has served as a director of the Company since January 2000. Del Rossi is a member of the Special Committee. In connection with the Sale Agreement, Del Rossi (i) is expected to receive a cash payment of approximately $223,500.00 for the accelerated vesting of his unvested Charlotte Russe stock options and restricted stock and (ii) will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Del Rossi because Charlotte Russe is headquartered in California and many of Del Rossi’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

10.       Defendant Herbert J. Kleinberger (“Kleinberger”) has served as a director of the Company since October 2007. Kleinberger is a member of the Special Committee. In connection with the Sale Agreement, Kleinberger (i) is expected to receive a cash payment of approximately $214,237.00 for the accelerated vesting of his unvested Charlotte Russe stock options and restricted stock and (ii) will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Kleinberger because Charlotte Russe is headquartered in California and many of Kleinberger’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

11.       Defendant Leonard H. Mogil (“Mogil”) has served as a director of the Company since August 2001. Mogil is a member of the Special Committee. In connection with the Sale Agreement, Mogil (i) is expected to receive a cash payment of approximately $534,125.00 for the accelerated vesting of his unvested Charlotte Russe stock options and restricted stock and (ii) will

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be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Mogil because Charlotte Russe is headquartered in California and many of Mogil’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

12.       Defendant Jennifer C. Salopek (“Salopek”) has served as a director of the Company since February 2006 and as Chairman of the Company’s Board of Directors at all relevant times. Salopek is a member of the Special Committee. In connection with the Sale Agreement, Salopek (i) is expected to receive a cash payment of approximately $198,675.00 for the accelerated vesting of her unvested Charlotte Russe stock options and restricted stock and (ii) will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Salopek because Charlotte Russe is headquartered in California and many of Salopek’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

13.       Defendant Emilia Fabricant (“Fabricant”) has served as a director of the Company and President and Chief Merchandising Officer of the Company since November 2008. In connection with the Sale Agreement, Fabricant (i) is expected to receive a cash payment of approximately $2,006,475.00 for the accelerated vesting of her unvested Charlotte Russe stock options and restricted stock units, (ii) is entitled to receive a cash severance payment, including health insurance benefits continuation, of $1,622,408.00 and (iii) will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. Further, Fabricant is expected to continue her employment with the company following its acquisition (the “Resulting Private Company”) by Advent under her existing employment offer letter with Charlotte Russe and, in addition, will become an equity holder in the Resulting Private Company. This Court has jurisdiction over Fabricant because Charlotte Russe is headquartered in California and many of Fabricant’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

14.       Defendant John D. Goodman (“Goodman”) has served as a director of the Company and Chief Executive Officer of the Company since November 2008. In connection with the Sale Agreement, Goodman (i) is expected to receive a cash payment of approximately $4,398,750.00 for the accelerated vesting of his unvested Charlotte Russe stock options and restricted stock units, (ii) is entitled to receive a cash severance payment, including health insurance benefits continuation, of $2,618,658.00 and (iii) will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. Further, Goodman is expected to continue his employment with the Resulting Private Company under his existing employment offer letter with Charlotte Russe and, in addition, will become an equity holder in the Resulting Private Company. This Court has jurisdiction over Goodman because Charlotte Russe is headquartered in California and many of Goodman’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

15.       Defendant Advent International Corporation is a global private equity buyout firm. Advent’s United States office is located at 75 State Street, Boston, MA 02109. Advent International Corporation’s affiliates for purposes of the Sale Agreement and Tender Offer (as defined below) are Advent CR, Inc. and Advent CR Holdings, Inc. Throughout this complaint, Advent is used to refer to Advent International Corporation, Advent CR, Inc. and Advent CR Holdings, Inc. This Court has jurisdiction over Advent because many of Advent’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

16.       The Defendants identified in paragraphs 8 through 14 collectively constitute the entirety of the Company’s board of directors. These seven individuals are hereinafter referred to collectively as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17.       Under applicable common law, the directors of a publicly held company such as Charlotte Russe have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

18.       As alleged in detail below, Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to Charlotte Russe’s public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.

19.       Because Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

20.       Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on August 31, 2009, the Individual Defendants caused Charlotte Russe to file a Solicitation/Recommendation Statement Under Section 14(d)(9) of the Securities Exchange Act of 1934 (the “Recommendation Statement”) with the SEC and mail the same to Plaintiff and Charlotte Russe’s other public shareholders, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares pursuant to the Tender Offer (as defined below). In addition, the Tender Offer Statement under Section 14(d)(1) or 13(e)(1)of the Securities Exchange Act of 1934 that Advent has filed with the SEC and mailed to Charlotte Russe’s shareholders in connection with its offer to purchase shares of Charlotte Russe (the “Tender Offer Statement”) also concealed certain material information which a reasonable shareholder would find material in determining

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

whether to tender their shares pursuant to the Tender Offer (as defined below). Among other things, the Defendants have failed to disclose material information, to the extent known or available to them, including information about the self interests of the Individual Defendants’ financial advisors, Cowen and Company LLC (“Cowen”) and Peter J. Soloman Company, L.P. (“PJSC”), the financial basis for the respective fairness opinions issued by Cowen and PJSC that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinions”), and the purported “sale process” that the Individual Defendants engaged in prior to entering into the Sale Agreement – all information which courts have repeatedly held ought to be disclosed to shareholders.

CLASS ACTION ALLEGATIONS

21.       Plaintiff brings this action as a class action pursuant to California Code of Civil Procedure § 382 on behalf of itself and all other shareholders of the Company except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them, who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

22.       The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. Charlotte Russe had over 21 million shares of common stock outstanding as of August 11, 2009.

23.       Plaintiff’s claims are typical of the claims of the Class, since Plaintiff and the other members of the Class have and will sustain harm arising out of Defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

24.	There are questions of law and fact common to the members of the Class that

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predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:

a.         the Defendants have and are breaching their fiduciary duties to the detriment of Charlotte Russe shareholders;

b.         Plaintiff and the Class are entitled to an injunction and other equitable relief; and

c.         Plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

25.       A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for Defendants.

SUBSTANTIVE ALLEGATIONS

Charlotte Russe’s Board of Directors Embark on an Inadequate Process to Sell the Company

26.       As demonstrated in the chart below, taken from Charlotte Russe’s website and comparing Charlotte Russe’s stock performance with the performance of other stocks traded on the S&P 500 Retail Index, since mid-2008 the Company’s stock price has been on a downward trend similar to the price of stocks traded on the S&P 500 Retail Index.

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

27.       Nonetheless, and notwithstanding that the United States and global stock markets were in the middle of its biggest downturn in a generation, teetering toward a depression, in January 2009, the Company’s board determined to explore strategic alternatives for the Company.

28.       Given the market conditions at that time and the lack of adequate financing to potential acquirers, it is unsurprising that only two bidders submitted proposals to acquire the Company. Moreover, the Company’s board and its Special Committee, previously formed in 2008 to consider, inter alia, matters related to a possible acquisition of the Company, appear to favor Advent to the detriment of negotiations with the second bidder (“Bidder B”). In this regard, it appears that both the Company’s board and the Special Committee failed to follow up with Bidder B and instead focused their negotiating efforts on Advent.

29.       Further, despite indications as early as June 2009 that a potential buyer would be interested in retaining members of Charlotte Russe’s management, including certain members of management who were directors (the “Management Directors”), the Special Committee determined (and the full board confirmed) that Management Directors may continue their involvement in sale negotiations. It was only after the realm of bidders had been narrowed to Advent - which, as alleged below, is offering employment arrangements and equity interests in the Resulting Private Company to certain of the Company’s senior management, including the Management Directors - that the Special Committee determined to get involved in making the decisions regarding the sale process.

Charlotte Russe’s Board of Directors Agreed to Sell the Company at an Inadequate Price

30.	On or about August 24, 2009, Charlotte Russe announced that it had entered into a

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

definitive agreement to be acquired and taken private by investment funds managed by Advent. Under the terms of the agreement, an affiliate of Advent will commence a tender offer to purchase for cash all of the outstanding shares of Charlotte Russe common stock, and the associated preferred stock purchase rights, at a price of $17.50 per share, for a total value of approximately $380 million (the “Tender Offer”). Following completion of the Tender Offer, the parties will complete a second-step merger in which any remaining shares of Charlotte Russe will be converted into the right to receive the same price per share paid in the tender offer.

31.       According to public sources, the deal works out to about 4.5 times fiscal 2010 EBITDA, which is a significant discount to the eight to ten times EBITDA that specialty retailers like Charlotte Russe have traded at historically in takeovers.

32.       Pursuant to the Sale Agreement, the Company has also granted Advent an irrevocable option to purchase sufficient shares, under certain circumstances, so that it may hold sufficient shares in order to consummate the Sale Agreement through a short form merger and without having to submit it to a shareholder vote (the “Top-Up Option”).

33.       On or about August 31, 2009, Advent commenced the Tender Offer, which is set to expire at the end of the day on September 28, 2009, unless extended.

CONFLICTS OF INTERESTS

Each Member of Charlotte Russe’s Board of Directors Has a Conflict of Interest with Regard to a Sale of the Company Because Each Will Receive Significant Payments that He/She Would Not Otherwise Receive at This Time Absent the Sale of the Company

34.       As set forth in the chart below, each member of Charlotte Russe’s board of directors has a conflict of interest with regard to a sale of the Company because each will receive significant payments for the accelerated vesting of unvested stock options and restricted stock that they would not otherwise receive at this time absent the sale of the Company.

Director	Payment for of Unvested Options	Payment for Restricted Stock	Value of Accelerated Equity Awards
Michael J. Blitzer	$66,000.00	$131,250.00	$197,250.00
Paul R. Del Rossi	$66,000.00	$157,500.00	$223,500.00

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Emilia Fabricant	$1,201,475.00	$805,000.00	$2,006,475.00
John D. Goodman	$1,870,000.00	$2,528,750.00	$4,398,750.00
Hebert J. Kleinberger	$82,987.50	$131,250.00	$214,237.50
Leonard H. Mogil	$66,000.00	$468,125.00	$534,125.00
Jennifer C. Salopek	$67,425.00	$131,250.00	$198,675.00

35.       Further, Defendant Goodman, the Company’s CEO, is expected to retain his employment with the Company following consummation of the Sale Agreement pursuant to his existing employment terms and will be given the opportunity to become an equity holder in the Resulting Private Company. In addition, Goodman is entitled to receive a cash severance payment of $2,618,658.00 if his employment is terminated under certain circumstances.

36.       Additionally, Defendant Fabricant, the Company’s President and Chief Merchandising Officer is expected to retain her employment with the Company following consummation of the Sale Agreement pursuant to her existing employment terms and will be given the opportunity to become an equity holder in the Resulting Private Company. In addition, Fabricant will be entitled to receive a cash severance payment of $1,622,408.00 in severance payments if her employment is terminated under certain circumstances.

37.       Finally, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “`Effective Time”) for six years after the Effective Time – thereby insulating them from all liability arising from this transaction.

38.       Because of these financial and other incentives, each of the Individual Defendants had and has a conflict of interest in deciding whether Charlotte Russe should be sold at this time.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE

RECOMMENDATION STATEMENT

39.       In addition, Defendants are breaching their fiduciary duties of full disclosure to Plaintiff and Charlotte Russe’s other public shareholders in connection with the Sale Agreement. In this regard, on August 31, 2009, the Defendants filed the Recommendation Statement and

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Tender Offer Statement with the SEC and mailed the same to Plaintiff and Charlotte Russe’s other public shareholders. However, both the Recommendation Statement and the Tender Offer Statement are deficient in that they misrepresent and/or omit, inter alia, material information as set forth below:

(i)

The Recommendation Statement and the Tender Offer Statement disclose that on July 28, 2009 Advent informed the Company’s board that it wished to begin negotiation of employment agreements with the Company’s senior management, which would likely result in certain members of senior management receiving equity interests in the post-acquisition company. The Recommendation Statement and the Tender Offer Statement are deficient because they fail to disclose (a) when the discussions regarding these employment agreements were first had and (b) the members of senior management who were contemplated to receive an equity interest in the post-acquisition company at that time.

Information regarding the fairness of the sale process is material and must be disclosed. Following the consummation of the Sale Agreement these officers who invest in the Resulting Private Company will have the opportunity to share in the future earnings and growth of the Company while Plaintiff and Charlotte Russe’s other public shareholders are being cashed out.

(ii)

According to the Recommendation Statement, beginning in March 2009, Cowen contacted a total of 79 parties who, it believed might be interested in acquiring the Company. The Recommendation Statement is deficient because it fails to disclose (a) the criteria used to select the 79 parties and (b) of the parties contacted, the number that were strategic buyers and the number that were financial buyers.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Charlotte Russe’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Charlotte Russe’s public shareholders and to put the interests of those shareholders before their own.

(iii)

The Recommendation Statement and the Tender Offer Statement are deficient because they fail to disclose Cowen’s relationship with Advent and/or its affiliates including (a) whether Cowen has any equity or other interests in Advent and (b) whether Cowen has performed any work for Advent in the past five years and/or has any expectation of working for

Advent in the next year and the compensation Cowen received and/or expects to receive in connection with such work.

Information with regard to any conflict of interest that Cowen had is material to the public shareholders of Charlotte Russe in determining how much weight to place on Cowen’s fairness opinion and must therefore be

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disclosed. Specifically, the greater the Cowen’s interests in and/or expectation of compensation from Advent, the less reliable its opinion would be. For example, if Cowen held billions in Advent’s investments, has received or expect to receive millions in compensation, its opinion would be less reliable.

(iv)

The Recommendation Statement and the Tender Offer Statement are deficient because they fail to disclose PJSC’s relationship with Advent and/or its affiliates including (a) whether PJSC has any equity or other interests in Advent and (b) whether PJSC has performed any work for Advent in the past five years and/or has any expectation of working for Advent in the next year and the compensation PJSC received and/or expects to receive in connection with such work.

Information with regard to any conflict of interest that PJSC had is material to the public shareholders of Charlotte Russe in determining how much weight to place on PJSC’s fairness opinion and must therefore be disclosed. Specifically, the greater the PJSC’s interests in and/or expectation of compensation from Advent, the less reliable its opinion would be. For example, if PJSC held billions in Advent’s investments, has received or expect to receive millions in compensation, its opinion would be less reliable.

(v)

The Recommendation Statement discloses that the Company provided projections to prospective buyers which excluded expenses related to public company costs and stock-based compensation. The Recommendation Statement is deficient because it fails to disclose these projections.

Information regarding Charlotte Russe’s true value is information that is material to shareholders and must be disclosed.

(vi)

According to the Recommendation Statement, following the receipt of preliminary indications of interest from five parties, the board approved communications to each of these parties, and based upon these communications, three of the parties proceeded into the next stage of the sale process. The Recommendation Statement is deficient because it fails to disclose the substance of these communications.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Charlotte Russe’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Charlotte Russe’s

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public shareholders and to put the interests of these shareholders before their own.
(vii)

The Recommendation Statement is deficient because it fails to disclose (a) whether Bidder B was a strategic buyer or a private equity buyer and (b) the Company’s efforts to negotiate with Bidder B after July 6, 2009.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Charlotte Russe’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Charlotte Russe’s public shareholders and to put the interests of these shareholders before their own.

(viii)

The Recommendation Statement discloses that on July 21, 2009, after the shopping process was all but concluded, the Special Committee determined to retain its own financial advisor, PJSC. The Recommendation Statement is deficient because it fails to disclose (a) the Special Committee’s rationale for determining to engage a financial advisor at that point in time and (b) the Special Committee’s rationale for selecting PJSC as its financial advisor.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Charlotte Russe’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Charlotte Russe’s public shareholders and to put the interests of these shareholders before their own.

(ix)

The Recommendation Statement discloses that the Company’s board held an in-person meeting on July 22, 2009 to discuss issues that had arisen in the negotiations with Advent. The Recommendation Statement is deficient because it fails to disclose what these issues were.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Charlotte Russe’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Charlotte Russe’s public shareholders and to put the interests of these shareholders before their own.

(x)

The Recommendation Statement uses August 11, 2009 as a point of reference date to determine, inter alia, the number of Company shares outstanding, the number of shares and unvested options held by the Individual Defendants and the severance payment payable to the Management Directors. The Recommendation Statement is deficient because it fails to disclose the rationale for using this date given that negotiations with Advent were still ongoing and the Sale Agreement was not entered into until August 24, 2009.

Information regarding the fairness of the sale process is material and must be disclosed.

(xi)

With regard to PJSC’s Discounted Cash Flow Analysis, the Recommendation Statement is deficient because it fails to disclose the methodology PJSC used to arrive at the discount ranges of 13% to 17% and EBITDA terminal value multiples ranging from 5.0x to 7.0x that it used for this analysis.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the

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fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(xii)

With regard to PJSC’s Analysis of Selected Precedent Transactions, the Recommendation Statement is deficient because it fails to disclose the announcement years for the transactions reviewed for this analysis.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(xiii)

With regard to Cowen’s Selected Premiums Analysis, the Recommendation Statement is deficient because it fails to disclose Cowen’s rationale for selecting the Selected Transactions (as defined in the Recommendation Statement) it reviewed for this analysis instead of reviewing the premiums paid in the transactions it reviewed for its Selected Precedent Transactions Analysis which transactions Cowen indicated it believed were “comparable” to the Sale Agreement.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

COUNT I

Breach of Fiduciary Duties of Care, Good Faith and Loyalty

(Against the Individual Defendants)

40.	Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

41.       The Individual Defendants have violated the fiduciary duties of care, good faith, and loyalty they owe to the shareholders of Charlotte Russe. The Individual Defendants’ negotiation of and agreement to the terms of the Sale Agreement demonstrate a clear absence of the exercise of due care, good faith, and of loyalty to Plaintiff and Charlotte Russe’s other public shareholders.

42.       In agreeing to the Sale Agreement, the Individual Defendants failed to adequately inform themselves of Charlotte Russe’s highest transactional value and failed to do so because of

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

their interest in quickly signing the Sale Agreement and thereby obtaining the improper personal benefits they will receive thereunder.

43.       In addition, the $17.50 per share price to be paid to Charlotte Russe’s public shareholders is inadequately low given that (a) the intrinsic value of Charlotte Russe’s common stock is in excess of the $17.50 per share offered by Advent, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) it is not the result of an appropriate consideration of the value of Charlotte Russe because the Individual Defendants approved the Sale Agreement without undertaking adequate steps to fairly and accurately ascertain Charlotte Russe’s value.

44.       By reason of the foregoing, Plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty of Disclosure

(Against All Defendants)

45.	Plaintiff repeats all previous allegations as if set forth in full herein.

46.       The fiduciary duties of Defendants require them to fairly disclose to Plaintiff and the class all information material to the decisions confronting Charlotte Russe’s public shareholders with regard to their vote on the Sale Agreement.

47.       As set forth above, Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

48.       By reason of the foregoing, Plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Advent)

49.	Plaintiff repeats all previous allegations as if set forth in full herein.

50.       The Individual Defendants owed Plaintiff and Charlotte Russe’s other shareholders duties of care, good faith and loyalty. As earlier alleged, the Individual Defendants breached

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

these fiduciary duties. Advent has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Charlotte Russe’s shareholders by, among other things, (a) negotiating a sale of the Company to Advent with knowledge of the conflicts of interest and the inadequate price the Individual Defendants have agreed to as a result of the same and (b) incentivizing the Management Directors to breach their fiduciary duties to Plaintiff and the class by offering them employment and giving them the opportunity to become equity holders in Charlotte Russe following its acquisition by Advent and thus the opportunity to reap the benefits of the Company’s future growth. Further, the proposed sale of Charlotte Russe to Advent could not take place without the knowing participation of Advent.

51.       By reason of the foregoing, Plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

PRAYER

WHEREFORE, Plaintiff demands judgment as follows:

A.        determining that this action is a proper class action, and that Plaintiff is a proper class representative;

B.        declaring that Defendants have breached their fiduciary duties to Plaintiff and the Class and/or aided and abetted such breaches;

C.        awarding Plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

D.        awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

E.	granting such other relief as the Court may find just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

DATED: September 4, 2009	HULETT HARPER STEWART LLP

KIRK B. HULETT

BLAKE MUIR HARPER

SARAH P. WEBER

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

/s/ Sarah P. Weber

SARAH P. WEBER

525 B Street, Suite 760

San Diego, CA 92101

Telephone:	(619) 338-1133
Facsimile:	(619) 338-1139

Attorneys for Plaintiff

Of Counsel:

THE BRUALDI LAW FIRM, P.C.

RICHARD B. BRUALDI

GAITRI BOODHOO

AYESHA N. ONYEKWELU

29 Broadway, Suite 2400

New York, NY 10006

Telephone:	(212) 952-0602
Facsimile:	(212) 952-0608

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COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE